CONSENT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors
Royster-Clark, Inc.:

The audits referred to in our report dated February 10, 1999 included the related financial statement schedule, Schedule I - Allowance for Doubtful Accounts, as of December 31, 1998, and for each of the years in the three-year period ended December 31, 1998, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the Registration Statement.

/s/ KPMG LLP

Norfolk, Virginia
September 23, 1999